January 6, 2025

Mr. David Orlic Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    LoCorr Investment Trust – LoCorr Strategic Allocation Fund (File Nos. 811-22509, 333-171360)

Dear Mr. Orlic:

On October 8, 2024, LoCorr Investment Trust (the "Registrant" or the “Trust”), on behalf of LoCorr Strategic Allocation Fund (the "Fund"), a new series of the Registrant, filed Post-Effective Amendment No. 60 to its Registration Statement under the Securities Act of 1933 on Form N-1A. You provided the following comments to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.    Please provide a completed fee table and expenses.

Response.    Please see the attached prospectus.

Comment 2.    Please refrain from referring to bitcoin and ether as currencies. Please use cryptoasset. Use lower case when referring to the specific cryptoasset and reference to blockchains should be capitalized. Please clarify that ether may be determined to be offered and sold as a security.

Response.    The requested revisions and disclosures have been made. Please see the marked prospectus attached hereto.

Comment 3.    For turnover, please confirm whether the Fund will engage in active or frequent trading and the related costs, risks and impact on performance.

Response.    The Fund does not intend to engage in active or frequent trading.

Comment 4.    Please advise whether the Fund will use an absolute or relative Value at Risk test for the purposes of compliance with Rule 18f-4. If a relative test, please state the reference index to be used.

Response.    The Fund will utilize an absolute Value at Risk test for the purposes of Rule 18f-4.

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Comment 5.    Please indicate that bitcoin and ether are not considered widely accepted as means of payment.

Response.    The following disclosure has been added to Cryptoasset Risk:

        Bitcoin and ether are not widely accepted forms of payment.

Comment 6.    Please refer to “ether futures” as appropriate in the Cryptoasset Risk disclosure.

Response.    The disclosure has been revised as follows:

While the bitcoin and ether futures market has grown substantially since bitcoin and ether futures commenced trading, there can be no assurance that this growth will continue.

Comment 7.    Please revise the disclosure to state that ether “may be offered and sold as a security,” rather than “determined to be a security.”

Response.     The disclosure has been revised as follows:

It is possible that ether may be offered and sold as a security for the purposes of federal or state securities laws.

Comment 8.     Please clarify and provide more details regarding the Adviser’s investment and risk process.

Response.    The disclosure in question has been revised as follows:

Sub-Adviser Selection represents the result of a quantitative and qualitative review. The quantitative review of a sub-adviser chosen is based on, but not limited to, historical absolute performance, applicable benchmark relative performance, risk adjusted performance metrics, volatility, max drawdown size, length of the max drawdown, recovery from max drawdowns, correlation to traditional benchmarks, and interaction with existing managers. The qualitative review of a sub-adviser chosen is based on, but not limited to, trading expertise, management accessibility, commitment, investment strategy, as well as process and methodology. Using this selection process, the Adviser believes it can identify a sub-adviser that can produce positive, risk-adjusted returns. The Adviser replaces a sub-adviser when its returns are below expectations, or it deviates from its traditional investment process with respect to changes in its investment strategy.

Risk Management represents the ongoing attention to the total return performance of each sub-adviser’s investment strategy as well as the interaction or correlation of those returns in comparison to expectations and historical results. Using this risk management process, the Adviser believes the Fund, over time, will not be highly correlated to the equity markets and will provide the potential for reducing volatility in investors’ portfolios. The Adviser monitors daily

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performance, investment positioning, and risk (as measured by VaR, in connection with SEC Rule 18f-4 and other risk metrics).

Comment 9.    Please confirm that subadvisory agreements will be filed as exhibits to the Registration Statement. Please disclose if a subadviser is responsible for specific sleeve of the Fund.

Response.    The Registrant so confirms.

Comment 10.     Please reorder principal risk in order of importance to the Fund.

Response.    The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of global events demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 11.    Please clarify disclosure regarding the use of hedging by the Fund and of such disclosure should refer to the Adviser or a subadviser.

Response.    The disclosure has been revised to provide that the Fund will hedge in the relevant section of the Prospectus. Please see the marked prospectus attached hereto.

Comment 12.     Please confirm if ether futures should be added in the following sentence: “Recently increased demand paired with supply constraints and other factors have caused bitcoin futures to trade at a significant premium to the “spot” price of Bitcoin and Ether.” If so, please revise.

Response.    A reference to ether futures has been added to the sentence in question.

Comment 13.     Please confirm that the subsidiary and its board will have an agent for service of process and agrees to inspection by the SEC.

Response.    The Registrant so confirms.

Comment 14.    In the disclosure for Cryptoasset Adoption risk, please include a reference to “ether” to the extent applicable.

Response.    A reference to ether futures has been added to the disclosure in question.

Comment 15.     Please clarify that there may be differences in performance due to divergences in prices or the costs associated with futures investing. In this regard, discuss any unique contango/rolling risks related to bitcoin futures or ether futures.

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Response.    The following risk disclosure appears on page 5 (Cryptoasset Risk) of the Prospectus:

    The performance of Bitcoin and Ether futures contracts and Bitcoin and Ether, respectively, may differ and may not be correlated with each other, over short or long periods of time. While the performance of cryptoasset futures contracts, in general, has historically been highly correlated to the performance of spot cryptoasset, there can be no guarantee that this will continue. The performance of the Fund’s cryptoasset futures contracts should not be expected to match the performance of spot cryptoassets.

    The following disclosure has been added to the Fund’s SAI:

    Futures contracts with a longer term to expiration may be priced higher than futures contracts with a shorter term to expiration, a relationship called “contango.” Conversely, futures contracts with a longer term to expiration may be priced lower than futures contracts with a shorter term to expiration, a relationship called “backwardation.” When rolling futures contracts that are in contango, the Fund may sell the expiring crypto futures at a lower price and buy a longer-dated crypto futures at a higher price. When rolling futures contracts that are in backwardation, the Fund may sell the expiring crypto futures at a higher price and buy the longer-dated crypto futures at a lower price. The price difference between the expiring contract and longer dated contract associated with rolling crypto futures is typically substantially higher than the price difference associated with rolling other futures contracts. Crypto futures have historically experienced extended periods of contango. Contango in the crypto futures market may have a significant adverse impact on the performance of the Fund and may cause crypto futures to underperform spot crypto. Both contango and backwardation may limit or prevent the Fund from achieving its investment objective. Additionally, because of the frequency with which the Fund may roll futures contracts, the impact of contango or backwardation on Fund performance may be greater than it would have been if the Fund rolled futures contracts less frequently.

Comment 16.    Please also explain that the price movements of ether and bitcoin generally have been highly correlated and that ether has generally been more volatile and thus tends to rise more than bitcoin on days that bitcoin rises and to fall more than bitcoin on days that bitcoin falls.

Response.    The following disclosure appears in the Fund’s SAI:

    Historically, the spot price movements of ether and bitcoin generally have been correlated. The spot prices of ether historically have generally been more volatile than the spot prices bitcoin (i.e. rising more than the spot prices of bitcoin on days that the spot prices of bitcoin rises and falling more than bitcoin on days that the spot prices of bitcoin falls. There is no guarantee that this correlation will continue or that the prices of ether or bitcoin will be dependent upon, or otherwise related to, each other or that the relative volatility of spot bitcoin and spot ether will continue.

Comment 17.     Please confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

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Response.    The Registrant so confirms.

Comment 18.    Please confirm that the Fund's/Advisers/Sub-Advisers codes of ethics cover bitcoin and ether (and bitcoin and ether futures) and require preclearance of transactions in bitcoin, ether and the related futures by access persons.

Response.    The Registrant so confirms.

Comment 19.    Please disclose that proposed changes to the Ethereum blockchain’s protocol or Bitcoin blockchain’s protocol may not be adopted by a sufficient number of users and validators or users and miners, respectively, which may result in competing blockchains with different native crypto assets and sets of participants (also known as a “fork”), and give examples of forks (e.g., the forks resulting in the Ethereum Classic blockchain and the Bitcoin Cash blockchain).  Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by a fork.

Response.    The following disclosure has been added to the Fund’s SAI:

    The supply of bitcoin and ether is determined by their respective protocols, and no single entity owns or operates either network. They are collectively maintained by decentralized groups of participants who run computer software that records and validates transactions (miners for bitcoin and validators for ether), developers who propose improvements to the protocols and the software that enforces them, and users who choose which version of the software to run. From time to time, developers suggest changes to the software. If a sufficient number of users and participants elect not to adopt the changes, a new digital asset operating on the earlier version of the software may be created, known as a “fork” (e.g. Ethereum Classic or Bitcoin Cash). The price of the futures contracts in which the Fund invests for both bitcoin and ether may reflect the impact of these forks.

Comment 20.     Please disclose that the Ethereum blockchain’s protocol, including the code of smart contracts running on the Ethereum blockchain, or the Bitcoin blockchain’s protocol may contain flaws that can be exploited by attackers.  Also, with regard to Ethereum, discuss the exploit of The DAO’s smart contract in June 2016, how it was addressed, and its consequences for the blockchain, including the resulting hard fork.  Explain how the value of ether futures contracts or bitcoin futures contracts in which the Fund invests may be impacted by an exploit.

Response.    The following disclosure appears in the Fund’s SAI:

    As a digital asset, crypto is subject to the risk that malicious actors will exploit flaws in its code or structure, or that of digital asset trading venues, that will allow them to, among other things, steal crypto held by others, control the blockchain, steal personally identifying information, or issue significant amounts of crypto in contravention of the relevant protocol. The occurrence of any of these events is likely to have a significant adverse impact on the price and liquidity of crypto and crypto futures contracts.

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In April 2016, a decentralized autonomous organization, known as "The DAO" launched on the Ethereum Network. Decentralized autonomous organizations operate on smart contracts which form a foundational framework that dictates how the organization will operate. In exchange for ether, The DAO created DAO Tokens (proportional to the amount of ether paid) that were then assigned to the Ethereum blockchain address of the person or entity remitting the ether. A DAO Token granted the DAO Token holder certain voting and ownership rights in The DAO. In June 2016, The DAO smart contract code was hacked, resulting in approximately one-third of the total ether raised in The DAO's offering being diverted to an Ethereum blockchain address controlled by the attacker, an unknown individual or group. In response to the attack, and upon a vote of Ethereum community members, a "hard fork" was implemented which had the effect of transferring all of the funds raised (including those held by the attacker) from The DAO to a recovery address, where DAO Token holders could exchange their DAO Tokens for ether. Any DAO Token holders who adopted the hard fork could exchange their DAO Tokens for ether and avoid any loss. The permanent hard fork resulted in two different versions of the Ethereum blockchain: Ethereum and Ethereum Classic.

Comment 21.     Please discuss the exposure of ether and bitcoin to instability in other speculative parts of the blockchain/crypto industry, such that an event that is not necessarily related to the security or utility of the Ethereum blockchain and Bitcoin blockchain can nonetheless precipitate a significant decline in the price of ether and bitcoin (e.g., the collapse of TerraUSD in May 2022 and FTX Trading Ltd. in November 2022).

Response.    The following disclosure appears in the Fund’s SAI:

    As a result of lack of regulation, individuals, or groups may engage in insider trading, fraud or market manipulation with respect to crypto assets. Such manipulation could cause investors in crypto assets to lose money, possibly the entire value of their investments. Over the past several years, a number of digital asset trading venues have been closed due to fraud, failure or security breaches. The nature of the assets held at digital asset trading venues make them appealing targets for hackers and a number of digital asset trading venues have been victims of cybercrimes and other fraudulent activity. These activities have caused significant, in some cases total, losses for crypto investors. Investors in crypto may have little or no recourse should such theft, fraud or manipulation occur.

Comment 22.     With regard to the Ethereum blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to support the development, deployment, and operation of smart contracts, and explain the potential impact on the demand for and value of ether and hence the value of ether futures and an investment in the Fund.  Please also explain that the Ethereum blockchain has historically faced scalability challenges and that these alternative blockchains generally attempt to compete with Ethereum by offering faster transaction processing and lower fees.  Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and ether.

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Response.    The following disclosure appears in the Fund’s SAI:

    It is possible that other blockchains will emerge that are similarly designed to support the development, deployment, and operation of smart contracts. These alternative blockchains have in the past and may in the future seek to compete with Bitcoin and the Ethereum Network by offering faster transaction processing and/or lower fees. The market demand for these alternative blockchains may reduce the market demand for ether which would adversely impact the price of Bitcoin and ether, and as a result, an investment in the Fund.

    The Ethereum blockchain has at times experienced material network congestion, high transaction fees and other scalability challenges. Although the Ethereum Foundation has proposed various updates to the Ethereum blockchains protocol to address these challenges, to date they have been primarily addressed by sol-called "layer 2" solutions. Layer 2 networks generally require users to "lock" ether into the layer 2 network in order to benefit from their efficiencies, thereby making the locked ether unavailable to transfer on the underlying blockchain or within other layer 2 networks. While these solutions have, in the past, reduced fees and increased transaction times, they result in the actions of development teams whose interests may not be aligned with that of the greater Ethereum community. Further, there is no guarantee that these layer 2 solutions will continue to be effective or that users or and investors in public blockchains will not determine that blockchains without scalability issues or a reliance on layer 2 solutions are preferable. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions, if not implemented correctly, would compromise the security or decentralization of the underlying blockchain network.

    It is possible that other blockchains will emerge that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography. These alternative blockchains have in the past and may in the future seek to compete with the Bitcoin Network by offering networks that improve the speed of transaction processing, address issues in the finality and variability of transaction fees in the Bitcoin Networks, and with lesser volatility in the digital asset's price than bitcoin. The market demand for these alternative blockchains may reduce the market demand for bitcoin which would adversely impact the price of bitcoin, and as a result, an investment in the Fund.

    Bitcoin's use as an alternative payment system currently is, and is expected to continue to be, reliant on layer 2 networks that reduce transaction times and transaction fees otherwise applicable to transfers of bitcoin. There is no guarantee that these solutions will continue to be available or that they will adequately reduce transaction times and fees to a degree comparable to other public blockchains that serve as alternative payment systems. There is a risk that multiple layer 2 solutions will not be compatible with each other or the underlying blockchain network or that a layer 2 solutions if not implemented correctly would compromise the security or decentralization of the underlying blockchain network.

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Comment 23.     With regard to the Bitcoin blockchain, please disclose the risks or challenges posed by the emergence of other public blockchains that are similarly designed to serve as an alternative payment system, such as those focused on privacy through the use of zero-knowledge cryptography, and explain the potential impact on the demand for and value of bitcoin and hence the value of bitcoin futures and an investment in the Fund.  Please also explain the common impediments and/or disadvantages to adopting the Bitcoin blockchain as a payment network, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price.  Finally, explain that further development and use of the blockchain for its intended purpose are, and may continue to be, substantially dependent on “Layer 2” solutions; briefly describe Layer 2 networks (e.g., the Lightning Network) and any risks or challenges that they pose to the blockchain and bitcoin. In this regard, you should note the risk related to transactions other than opening and closing transactions being executed off the blockchain.

Response.    Please see the response to Comment 22.

Comment 24.    Please disclose that the value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, rather than fundamental analysis.

Response.    The following disclosure has been added:

        The value of ether and bitcoin has been, and may continue to be, substantially dependent on speculation, rather than fundamental analysis.

Comment 25.    With respect to the Wholly-Owned Subsidiary Risk, please revise that to state that the subsidiary does not need to comply with requirements of a registered fund.

Response.    The disclosure has been revised as follows:

The Subsidiary is not registered under the 1940 Act and, unless otherwise noted in this Prospectus, is not subject to all of the investor protections or regulatory requirements of the 1940 Act.

Comment 26.     Please consider updating the following sentence: Beginning in 2013, pursuant to provisions of the Health Care and Education Reconciliation Act, a 3.8% Medicare tax on net investment income (including capital gains and dividends) will also be imposed on individuals, estates and trusts, subject to certain income thresholds.

Response.    The sentence has been revised as follows:

        A 3.8% Medicare tax on net investment income (including capital gains and dividends) will also be imposed on individuals, estates and trusts, subject to certain income thresholds.

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Comment 27.    On page 13 of the SAI, please revise the sentence that indicates that ether may be “determined to be a security” to “offered and sold as a security.”

Response.    The requested revision has been made.

Comment 28.     Please add the Fund to the list of commodity pools on page 16 of the SAI.

Response.    The requested revision has been made.

Comment 29.    Please confirm if subadvisers are subject to CFTC inspection.

Response.    The Registrant so confirms for the subadvisers that are CTAs.

Comment 30.     Please confirms that the appropriate records have been maintained to evidence the prior performance shown for each subadviser.

Response.     The Adviser so confirms.

Comment 31. Please confirm that prior performance information includes all accounts managed by the subadviser in the strategy to be used in managing a portion of the Fund’s assets.

Response.    The Adviser so confirms.

Comment 32.    Please confirm that prior performance returns reflect all fees and expenses and do not reflect any sales loads. Please confirm that 1.00% is the highest advisory fee charged for the relevant accounts.

Response.    The Adviser so confirms.

Comment 33.    Please confirm that prior performance information was calculated in a manner similar to SEC standardized performance. If not, please disclose the differences.

Response.    The Registrant so confirms.

Comment 34.    Please add the Fund to the SAI to the list of commodity pool funds and reference the subadvisers as appropriate in that section.

Response.    The requested revisions have been made.

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Comment 35.    Please include appropriate references to cryptoassets in the code of ethics disclosure on page 46 of the SAI and confirm that each of the codes of ethics for the Adviser and subadvisers cover transactions in bitcoin, ether and their respective futures contracts.

Response.    The requested revisions have been made.

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If you have any questions or additional comments, please call Andrew Davalla at (216) 566-5706.
Very truly yours,

                                /s/ Andrew Davalla

Andrew Davalla